October 29, 2018

United States Securities and Exchange Commission

100 F Street, NW

Washington, DC 20549

Attn: Michael Killoy

Re:	Iconic Brands, Inc. Registration Statement on Form S-1 Filed September 19, 2018 File No. 333-227420

Dear Mr. Killoy:

The following responses of Iconic Brands, Inc. (the “Company,” “we” or “us”) are being provided in response to the comments in your letter dated October 15, 2018, regarding the above-listed Registration Statement for the Company. We have copied your comments in bold and italics followed by the Company’s response.

Please note that the Company will do a 1-for-250 reverse split of its common stock, and reduce the authorized common stock to 200 million shares, prior to the offering. The Company will conduct the reverse split once it receives approval from FINRA, which has received the appropriate application and supporting documents. All share numbers in the Registration Statement have now been revised to reflect the effect of the reverse split.

Registration Statement on Form S-1 filed September 19, 2018

General

1. Please provide the disclosure required by Item 201 of Regulation S-K.

The disclosure required by Item 201 of Regulation S-K has been inserted into the Registration Statement on page 24.

Calculation of Registration Fee, page i

2. We note that for purposes of calculating the fee in the table you have used the price of $.0036 as the maximum offering price per share. Please revise to reconcile with the prospectus cover page, which reflects a price of $.01 per share.

The calculation of the registration fee on the cover page has been revised to reflect a price of $2.50 per share, consistent with the $0.01 per share price after giving effect to the pending reverse split.

U.S. Securities and Exchange Commission October 29, 2018 Page 2 of 5

Prospectus Cover Page, page i

3. Please reconcile the duration of the offering as stated on the cover page with the duration disclosed on page 3.

We have revised the duration of the offering on page 3 to disclose, consistent with the cover page, that the offering will terminate on the earlier of (i) when all Registered Shares are sold, and (ii) the date that all of the securities may be sold pursuant to Rule 144 without volume or manner-of-sale restrictions, unless we terminate it earlier.

Registration Rights Agreement, page 12

4. We note the statement on page 12 that the date required to file the initial registration statement has been extended by the parties. Please disclose the revised date and file the amendment to the registration rights agreement as an exhibit. In addition, please disclose all material terms of the agreement, including the liquidated damages provision.

The Company does not have anything in writing with the other parties to the registration rights agreement, only a verbal agreement. We have revised the disclosure on page 12 of Amendment No. 1 to the Registration Statement filed concurrently herewith to better explain this arrangement and to include a description of the liquidated damages provision. The revised disclosure also discusses the effects of being in breach of the registration rights agreements and possible remedies of the parties. We have also added a risk factor with respect to the liquidated damages on page 6.

Selling Shareholders, page 14

5. We note the maximum number of shares of common stock being offered in the selling shareholder table on page 14 reflects a total of 480 million shares of common stock. Please revise consistent with the prospectus cover page, which indicates you are registering 240 million shares of common stock in this offering.

We have revised the disclosure under the heading “Selling Shareholders,” consistent with the cover page, to show that 960,000 shares of common stock are being offered by the selling shareholders.

U.S. Securities and Exchange Commission October 29, 2018 Page 3 of 5

Description of Business, page 21

6. Please disclose the distribution methods of your products as required by Item 101(h)(4)(ii)of Regulation S-K.

The Company has revised page 22 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment. The following text has been added to address this comment:

“We distribute our products through United Spirits Inc., a variable interest entity of the Company, pursuant to a distribution agreement. United Spirits holds all state and federal licenses to distribute the our products.

Our products are produced overseas and shipped to the United States either directly to our customers or to United Spirits’ warehouse. Products that are shipped to the warehouse are then shipped via ground freight to wholesalers or distributors to fulfill orders as they are placed.

By law, our alcoholic products can only be sold to a licensed United States wholesaler or distributor. Wholesalers and distributors then sell the product to licensed retailers for “on” or “off” premise consumption. An “on” premise retailer is an establishment where the alcohol is consumed, such as a bar or restaurant. An “off” premise retailer is an establishment where alcohol is sold for consumption elsewhere, such as a liquor store or, in some state jurisdictions, a supermarket.”

7. We note the disclosure in the MD&A section about the special promotion program with one customer involving the sale of $2.1 million of Bellissima product. Please disclose your dependence upon a material customer, identify this material customer and discuss the terms of any arrangement or agreement with this customer. See Item 101(h)(4)(vi) of Regulation S-K.

The Company has revised page 22 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment. The following text has been added to address this comment:

“One of our the wholesalers and distributors, Southern Glazer’s Wine and Spirits, LLC, purchased a $2.1 million order during the fourth quarter of 2017 for sales to Publix Supermarkets. The order was related to a holiday program, and it was authorized for all of Publix’s seven markets: Florida, Georgia, Tennessee, Alabama, North Carolina, South Carolina and Virginia. The program featured Bellissima Prosecco and Sparkling Wines in all Publix stores for the 2017 holiday season. The brand also was featured as the “BOGO” (Buy One Get One) brand in Publix's circular that ran between December 28, 2017 and January 3, 2018. As a condition of being included in the promotion, the Company was required to provide a $597,138 rebate for each product sold during this promotion. Note, we do not sell directly to Publix or any retail licensee. All of our sales must be made to wholesalers and distributors, who then distribute to retailers.”

U.S. Securities and Exchange Commission October 29, 2018 Page 4 of 5

Management’s Discussion and Analysis and Plan of Operation Results of Operations for the Years Ended December 31, 2017 and 2016, page 31

8. Please revise the results of operations to discuss in greater detail the reasons for the changes in the various results of operations. For example, describe the reason for the decrease in sales for the period ended June 30, 2018 as compared to June 30, 2017 and the reason for the 766% increase in sales from fiscal year 2016 to 2017. See Item 303(a)(3) of Regulation S-K and Section III.B.4 of SEC Release No. 33-8350 (December 29, 2003).

The Company has revised pages 28 and 32 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment. The following text has been added to address this comment:

“Sales declined in both the three months and six months ended June 30, 2018 as compared to the same two periods in 2017 due mainly to large fourth quarter sales in 2017 that resulted in lower orders during the first two quarters of 2018.”

…

“The 766% increase in sales in 2017 over 2016 is primarily due to a full year of selling the Bellisma product in 2017 (sales began in October 2016) and significant sales to our Bellissima customer servicing Publix during the fourth quarter of 2017.”

Directors, Executive Officers, Promoters and Control Persons, page 39

9. For each director, please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company. See Item 401(e) of Regulation S-K.

The Company has revised page 40 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment. Specifically, the following text has been revised to address this comment:

“Mr. DeCicco is uniquely qualified to serve as an officer and director because he brings a great deal of creativity, market savvy, and brand development knowledge to our company. Furthermore, his experience and relationships within the industry are extremely valuable to our business.”

…

“Ms. Faltings was chosen to serve as an officer and director because she maintains strong relationships within the U.S. distribution and wholesale supply chain. In addition, her marketing and executive management expertise within our industry provides substantial benefits to the Company.”

Security Ownership of Certain Beneficial Owners and Management, page 42

10. We note the 1 share of Series A preferred stock owned by Mr. DeCicco. We also note that this one share has two votes for every one vote of common shares. Please revise the beneficial ownership table to clearly reflect the percent ownership of this voting class. In addition, please reconcile the total amount of common stock held by officers and directors as a group with the individual amounts of the two officers and directors.

The disclosure with respect to the beneficial ownership of our officers and directors has been revised as requested on page 43 of Amendment No. 1 to the Registration Statement filed concurrently herewith. A detailed reconciliation is attached to this letter as Exhibit A.

U.S. Securities and Exchange Commission October 29, 2018 Page 5 of 5

Certain Relationships and Related Transactions, page 43

11. Please revise the discussion of the BiVi LLC acquisition to clearly disclose the amount of working capital that has been provided to date. In addition, please disclose the duration of the Working Capital Facility agreement and file as an exhibit.

The Working Capital Facility is not a separate agreement, but is part of the Securities Exchange Agreement, dated May 15, 2015. This agreement has now been filed with Amendment No. 1 to the Registration Statement as Exhibit 10.2.

While the Working Capital Facility was active, the Company provided BiVi with working capital for the BiVi product but did not separately track the amounts being provided. With BiVi under common control, the Working Capital Facility was not relied upon by BiVi. Because of the confusion and uncertainty this provision may cause, the parties have decided to terminate the Working Capital Facility. BiVi has also waived any rights it may have had under the Working Capital Facility. See the amendment to the Securities Exchange Agreement that is filed as Exhibit No. 2 of Amendment No. 1 to the Registration Statement.

The Company has also revised page 46 in light of the foregoing. The following text has been added to address this comment:

“The Company initially provided BiVi with working capital for the BiVi product. However, because the parties are under common control, the Working Capital Facility had been abandoned and the parties have now formally terminated it, and any rights BiVi may have had pursuant to the Working Capital Facility.”

Exhibits, page II-6

12. Please file the employment agreements with Richard DeCicco and Roseann Faltings. See Item 601(b)(10)(iii)(A) of Regulation S-K.

We have filed the employment agreements with Richard DeCicco and Roseann Faltings as Exhibit Nos. 10.11 and 10.12 in Amendment No. 1 to the Registration Statement.

13. We note Exhibit 10.3 was filed in improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please re-file Exhibit 10.3 in proper electronic format. In addition, please file executed agreements for exhibits 10.2 through 10.8.

The exhibits referenced in your comment have been filed as requested in Amendment No. 1 to the Registration Statement filed concurrently herewith.

Thank you for your time and attention to this matter. If you have any questions, please do not hesitate to contact me at 801.433.2453 or bal@clydesnow.com.

Very truly yours,

CLYDE SNOW & SESSIONS

/s/ Brian A. Lebrecht

Brian A. Lebrecht

Iconic Brands, Inc.
Officer and Director Ownership as of October 24, 2018

Pre-Split Ownership of Officers and Directors

	Shares Owned	Series D Conversion Shares	Total Shares Owned after Conversion of Series D	Common Shares Outstanding if Converted	Series A Votes	Total Votes if Series D Converted with Series A Votes	Voting Percentage
Richard DeCicco	61,598,131	516,825,495	**578,423,626**	2,026,766,648	4,053,533,297	4,631,956,923	**76.2%**
Roseann Faltings	50,050	516,825,495	**516,875,545**	2,026,766,648	-	516,875,545	**8.5%**
Combined	61,648,181	1,571,571,404	**1,633,219,585**	3,081,512,557	6,163,025,114	7,796,244,699	**84.3%**

Post Split Ownership of Officers and Directors

	Shares Owned	Series D Conversion Shares	Total Shares Owned after Conversion of Series D	Common Shares Outstanding if Converted	Series A Votes	Total Votes if Series D Converted with Series A Votes	Voting Percentage
Richard DeCicco	246,393	2,067,302	**2,313,695**	8,107,067	16,214,133	18,527,828	**76.2%**
Roseann Faltings	200	2,067,302	**2,067,502**	8,107,067	-	2,067,502	**8.5%**
Combined	246,593	6,286,286	**6,532,878**	12,326,050	24,652,100	31,184,979	**84.3%**

Series D Conversion Calculation (Pre-Split)

Shares Converted	% of Common	Common Issuable upon Conversion	Outstanding if Converted
1	5.1%	81,145,415	1,591,086,568
5	25.5%	516,825,495	2,026,766,648
10	51.0%	1,571,571,404	3,081,512,557

Common Stock Shares Outstanding

	Before Split	After Split
Shares Outstanding per List (10/16/18)	1,479,941,153	5,919,765
Outstanding, unissued	30,000,000	120,000
Total Outstanding	1,509,941,153	6,039,765

Series D Calculation (Post Split)

Shares Converted	% of Common	Common Issuable upon Conversion	Outstanding if Converted
1	5.1%	324,582	6,364,346
5	25.5%	2,067,302	8,107,067
10	51.0%	6,286,286	12,326,050